Registration No. 333-219516

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

For American Depositary Shares

ORANGE

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

France
(Jurisdiction of Incorporation or organization of Issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, New York 10286
+1 (212) 495-1784

(Address, including zip code, and telephone number of depositary’s principal offices)

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(Address, including zip code, and telephone number of agent for service)

Copies to
Linda A. Hesse Jones Day 2, rue Saint-Florentin 75001 Paris, France +33-1-56-59-39-39	Brian D. Obergfell, Esq. Emmet, Marvin & Martin LLP 120 Broadway New York, New York 10271 (212) 238-3032

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing ☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 is being filed solely to include as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 an amended form of American Depositary Receipt (“Receipt”) that reflects the fact that the obligation of Orange (the “Company”) to file reports under the Securities Exchange Act of 1934 has terminated and the Company now will publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under that Act on its Internet website.

The Prospectus consists of the form of Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name of depositary and address of its principal executive office	Introductory Article
2. Title of ADR and identity of deposited securities	Face of Receipt, top center
Terms of Deposit
(i) The amount of deposited securities represented by one unit of ADRs	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the Depositary and/or the Company	Articles number 14, 18, 21 and 22
3. Fees and Charges	Articles 7 and 8

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
Public reports furnished by issuer	Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Form of Amended and Restated Deposit Agreement dated as of August 7, 2017 among Orange, The Bank of New York Mellon, as depositary (the “Depositary”), and all Owners and Holders from time to time of American Depositary Shares issued thereunder (the “Deposit Agreement”). – Filed herewith as Exhibit 1

(b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. – Not Applicable.

(c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

(d) Opinion of counsel to the Depositary as to the legality of the securities to be registered. – Filed previously.

(e) Certification under Rule 466. – Filed herewith as Exhibit 5

(f) Power of Attorney. – Filed herewith as Exhibit 7

Item 4. UNDERTAKINGS

(a)       The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)       If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, The Bank of New York Mellon, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 16, 2025.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Shares By: The Bank of New York Mellon, in its capacity as Depositary
By:	/s/ Alan MacAlpine
Name: Alan MacAlpine Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Orange has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Issy-les-Moulineaux, France, on January 16, 2025.

ORANGE
By: Name: Title:	/s/ Matthieu Bouchery Matthieu Bouchery Group Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on January 16, 2025.

Signature	Title
*
Christel Heydemann	Chief Executive Officer and Director
/s/ Laurent Martinez
Laurent Martinez	Executive Vice President, Finance, Performance and Development (Chief Financial Officer)
/s/ Vincent Fleury
Vincent Fleury	Principal Accounting Officer
*
Jacques Aschenbroich	Chairman

Alexandre Bompard	Director

Sébastien Crozier	Director

*
Céline Fornaro	Director

*
Vincent Gimeno	Director

*
Gilles Grapinet	Director

Anne-Gabrielle Heilbronner	Director
*
Valérie Beaulieu-James	Director

	Anne Lange	Director
*
	Momar Nguer	Director
*
	Frédéric Sanchez	Director
*
	Magali Vallée	Director
*
	Bpifrance Participations, S.A. (represented by Thierry Sommelet)	Director
*
	Orange Participations U.S. Inc.	Authorized Representative in the United States
By: Johan Van den Cruijce Title: President, Orange Participations U.S. Inc.

*By:	/s/ Matthieu Bouchery
	Matthieu Bouchery	Attorney-in-fact

Index to Exhibits

Exhibit Number
1	Form of Amended and Restated Deposit Agreement dated as of August 7, 2017 among Orange, The Bank of New York Mellon, as depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder
5	Rule 466 Certification
7	Powers of Attorney